UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WALTER INVESTMENT MANAGEMENT CORP.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

93317W102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93317W102

1.	Names of reporting persons I.R.S. Identification No. of Above Persons (Entities Only) Birch Run Capital Advisors, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,769,939
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,769,939
9.	Aggregate amount beneficially owned by each reporting person 2,769,939
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.5%
12.	Type of reporting person (see instructions) IA

CUSIP No. 93317W102

1.	Names of reporting persons I.R.S. Identification No. Of Above Persons (Entities Only) BRC Advisors GP, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,769,939
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,769,939
9.	Aggregate amount beneficially owned by each reporting person 2,769,939
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.5%
12.	Type of reporting person (see instructions) HC, IA

CUSIP No. 93317W102

1.	Names of reporting persons I.R.S. Identification No. Of Above Persons (Entities Only) Daniel Beltzman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 352
	6.	Shared voting power 2,769,939
	7.	Sole dispositive power 352
	8.	Shared dispositive power 2,769,939
9.	Aggregate amount beneficially owned by each reporting person 2,770,291
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.5%
12.	Type of reporting person (see instructions) HC

CUSIP No. 93317W102

1.	Names of reporting persons I.R.S. Identification No. Of Above Persons (Entities Only) Gregory Smith
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,769,939
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,769,939
9.	Aggregate amount beneficially owned by each reporting person 2,769,939
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.5%
12.	Type of reporting person (see instructions) HC

Item 1.
	(a)	Name of Issuer Walter Investment Management Corp.

	(b)	Address of Issuer’s Principal Executive Offices 3000 Bayport Drive, Suite 1100 Tampa, FL 33607

Item 2.
	(a)	Name of Person(s) Filing (A) Birch Run Capital Advisors, LP* (B) BRC Advisors GP, LLC (C) Daniel Beltzman (D) Gregory Smith

	*	Birch Run Capital Advisors, LP is a registered investment adviser to a number of managed accounts and private investment partnerships.

	(b)	Address of Principal Business Office or, if none, Residence (A) – (D) 1350 Broadway, Suite 2412, New York, NY 10018

	(c)	Citizenship (A) – (B): Delaware (C) – (D): United States

	(d)	Title of Class of Securities Common Stock, par value $.01 per share

	(e)	CUSIP Number 93317W102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(2)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(2)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(2)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(2)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned

Birch Run Capital Advisors, LP	0	2,769,939	2,769,939	7.5%

BRC Advisors GP, LLC	0	2,769,939	2,769,939	7.5%

Daniel Beltzman	352	2,769,939	2,770,291	7.5%

Gregory Smith	0	2,769,939	2,769,939	7.5%

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 2 is incorporated herein by reference. The private funds for which Birch Run Capital Advisors, LP provides investment advisory services have the right to receive the proceeds from the sale of the securities of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Birch Run Capital Advisors, LP
By: BRC Advisors GP, LLC, its general partner

By:	/s/ Caren Abramovich
	Name:	Caren Abramovich
	Title:	Chief Operating & Compliance Officer

BRC Advisors GP, LLC

By:	/s/ Caren Abramovich
	Name:	Caren Abramovich
	Title:	Chief Operating & Compliance Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman

Gregory Smith

By:	/s/ Gregory Smith

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A	Schedule 13G Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement;

and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Birch Run Capital Advisors, LP
By: BRC Advisors GP, LLC, its general partner

By:	/s/ Caren Abramovich
	Name:	Caren Abramovich
	Title:	Chief Operating & Compliance Officer

BRC Advisors GP, LLC

By:	/s/ Caren Abramovich
	Name:	Caren Abramovich
	Title:	Chief Operating & Compliance Officer

Daniel Beltzman

By:	/s/ Daniel Beltzman

Gregory Smith

By:	/s/ Gregory Smith

Dated: February 14, 2014